Pricing Supplement no. 24
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 13-I dated March 7, 2006

Registration Statement No. 333-130051
Dated March 28, 2006
Rule 424(b)2



Structured Investments	**JPMorgan Chase & Co.** **$100,000** **Principal Protected Notes Linked to the U.S. Dollar Index® due March 31, 2008**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2008 (subject to certain market disruption events).
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the level of the U.S. Dollar Index®, which measures the performance of the U.S. dollar against each of six major global currencies, over the next two years. Investors should be willing to forego interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on March 28, 2006 and are expected to settle on or about March 31, 2006.

Key Terms

Index:	The U.S. Dollar Index® (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	240%
Index Currencies:	The Eurozone euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona, the Swiss franc or any successor currency included in the U.S. Dollar Index® or any successor index thereto.
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Index closing level:	Equal to the latest spot value of the Index displayed on the applicable Reuters page at 11:00 a.m. New York time or according to any alternative calculation of the Index described in the accompanying product supplement no. 13-I.
Initial Index Level:	The Index closing level on the pricing date, which was 89.79.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	March 26, 2008*
Maturity Date:	March 31, 2008*

 * Subject to postponement in the event of a discontinuation or suspension of the Index as described under "The U.S. Dollar Index®—Discontinuation or Suspension of the U.S. Dollar Index®; Alteration of Method of Calculation" in the accompanying product supplement no. 13-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 13-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$1,000	$20.00	$980
Total	$100,000	$2,000	$98,000

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-23 of the accompanying product supplement no. 13-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 28, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 13-I dated March 7, 2006. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 13-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 13-I dated March 7, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000563/e23554_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate; *provided* that this payment (the Additional Amount) will not be less than zero. The Participation Rate is 240%.
- **DIVERSIFICATION OF THE INDEX CURRENCIES** — The notes are linked to changes in the value of a group of global currencies (the "Index Currencies") relative to the U.S. dollar and enable you to participate in potential increases in the value of the U.S. dollar relative to the Index Currencies during the term of the notes. The Index derives its value from a group of currencies which currently include the Eurozone euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc. Each Index Currency is weighted to reflect the general representation of foreign trade between the United States and each country or region whose currency is included in the Index. The following are the current weightings of the Index Currencies as a percentage of the total value of the Index: Eurozone euro—57.6%; Japanese yen—13.6%; British pound—11.9%; Canadian dollar—9.1%; Swedish krona—4.2%; Swiss franc—3.6%.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 13-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Under this characterization, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make payments to you prior to maturity of the notes. Generally, under this characterization, any gain received on the sale or exchange, or at maturity, of the notes will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.25%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity equal to $1,109.39.

  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
Original Issue Date through December 31, 2006	$39.72	$39.72
January 1, 2007 through December 31, 2007	$55.30	$95.02
January 1, 2008 through March 31, 2008	$14.37	$109.39

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the currencies underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 13-I dated March 7, 2006.

- **CURRENCY MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. Any positive Index Return will depend on the aggregate performance of the U.S. dollar relative to the Index Currencies. The value of any currency, including the Index Currencies, may be affected by complex political and economic factors. The value of the U.S. dollar relative to each Index Currency is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Index Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Index Level, increases in the exchange rate of some of the Index Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Index Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL INDEX CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the Index Currencies individually or contracts related to the Index Currencies for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. Because the Ending Index Level will be calculated based on the Index closing level on a single business day near the end of the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Index;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in the markets of the countries whose currencies are used to calculate the Index;
  - economic, financial, political, regulatory or judicial events that affect the Index Currencies or economic markets generally and which may affect the Index closing level on the Observation Date;
  - the exchange rate and the volatility of the exchange rate among each of the Index Currencies and the U.S. dollar; and
  - our credit worthiness.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes an Initial Index Level of 90 and reflects the participation rate of 240%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (240%)	Additional Amount		Principal		Payment at Maturity
162	80%	192%	$1,920	+	$1,000	=	$2,920
144	60%	144%	$1,440	+	$1,000	=	$2,440
126	40%	96%	$960	+	$1,000	=	$1,960
108	20%	48%	$480	+	$1,000	=	$1,480
99	10%	24%	$240	+	$1,000	=	$1,240
90	**0%**	**0%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
81	-10%	0%	$0	+	$1,000	=	$1,000
72	-20%	0%	$0	+	$1,000	=	$1,000
54	-40%	0%	$0	+	$1,000	=	$1,000
36	-60%	0%	$0	+	$1,000	=	$1,000
18	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level to an Ending Index Level of 108. Because the Ending Index Level of 108 is greater than the Initial Index Level, the Additional Amount is equal to $480 and the final payment at maturity is equal to $1,480 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(108-90)/90] x 240%) = $1,480

Example 2: The level of the Index decreases from the Initial Index Level to an Ending Index Level of 36. Because the Ending Index Level of 36 is lower than the Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level to an Ending Index Level of 99. Because the Ending Index Level of 99 is greater than the Initial Index Level, the Additional Amount is equal to $240 and the final payment at maturity is equal to $1,240 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(99-90)/90] x 240%) = $1,240

Historical Information

The following graph shows the weekly performance of the Index from January 1, 2001 through March 24, 2006. The Index closing level at 11:00 a.m. New York City time on March 28, 2006 was 89.79. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.



Historical Performance of the U.S. Dollar Index